FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                                 As of 7/26/2007

                                  Ternium S.A.
                 (Translation of Registrant's name into English)

                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing it obtains full ownership of Grupo Imsa.

                  Ternium Obtains Full Ownership of Grupo Imsa

    LUXEMBOURG--(BUSINESS WIRE)--July 26, 2007--Ternium S.A. (NYSE:TX) announced today that, following the settlement of its previously announced tender offer for shares of Mexico-based steel producer Grupo Imsa S.A.B. de C.V. and the concurrent redemption of those shares not tendered during the tender offer, it now owns all of the outstanding share capital of Grupo Imsa. All of the shares tendered and redeemed received the same price of US$6.40 per share in cash.

    With the completion of the transactions described above, Ternium has significantly expanded its business in North America, a region that now accounts for a majority of its net sales, and has broadened its presence in Mexico, which is the second largest flat steel market in the Americas behind the United States. Ternium plans to move promptly to integrate Grupo Imsa into its industrial and supply-chain systems.

    To finance the transactions consummated today, partially refinance existing debt and pay associated taxes and expenses, Ternium and certain of its Mexican subsidiaries (including Grupo Imsa) are or will become parties to syndicated term loan facilities in the aggregate principal amount of up to US$3.8 billion. Ternium will consolidate Grupo Imsa's balance sheet and results of operations in its consolidated financial statements from July 26, 2007.

    Forward Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Grupo Imsa

    Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of
2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of galvanized products. In addition, Grupo Imsa produces panels and other steel products. Grupo Imsa had net sales of US$3.4 billion in 2006.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and shipments of 9.0 million tons of steel products in 2006. More information about Ternium is available at www.ternium.com.

    CONTACT: Ternium
             Investor Relations:
             Sebastian Marti, +1 866-890-0443
             or
             +52 81-8865-2111
             or
             +54 11-4018-2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                          By: /s/ Daniel Novegil
        ----------------                                  --------------
    Name: Roberto Philipps                        Name: Daniel Novegil
    Title: Chief Financial Officer                Title: Chief Executive Officer


Dated: July 26, 2007